UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

09057354

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65493

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Hogan Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4710 IDS Center, 80 South 8th Street
(No. and Street)

Minneapolis (City) Minnesota (State) 55402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William Hogan II 612-664-0003
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Olsen Thielen & Co., Ltd
(Name – *if individual, state last, first, middle name*)

2675 Long Lake Road (Address) St. Paul (City) MN (State) 55113-1117 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, William Hogan II, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Hogan Company, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Designated Principal

Title

Notary Public

ANTHONY G DORN
Notary Public
Minnesota
My Commission Expires Jan. 31, 2012

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE HOGAN COMPANY

CONTENTS

OLSEN THIELEN & CO., LTD.
Certified Public Accountants & Consultants

INDEPENDENT AUDITORS' REPORT

The Shareholder
The Hogan Company
Minneapolis, Minnesota

We have audited the accompanying statement of financial condition of The Hogan Company (the Company) as of December 31, 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of The Hogan Company as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Olsen Thielen & Co., Ltd.

St. Paul, Minnesota
February 25, 2009

2675 Long Lake Road, St. Paul, Minnesota 55113-1117 651 483 4521 FAX 651 483 2467
Flagship Corporate Center, 775 Prairie Center Drive, Ste. 480, Minneapolis, Minnesota 55344 952 941 9242

THE HOGAN COMPANY

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

ASSETS:	
Cash	$ 25,673
Prepaid Expenses	4,945
TOTAL ASSETS	$ 30,618

LIABILITIES AND SHAREHOLDER'S CAPITAL

LIABILITIES:	
Accounts Payable and Accrued Expenses	$ 16,368
Due to Officer of Company	1,350
Due to Parent Company	7,020
Total Liabilities	24,738
SHAREHOLDER'S CAPITAL:	
Common Stock, $0.01 Par Value, 1,000 Shares Authorized; 100 Shares Issued and Outstanding	1
Additional Paid-in Capital	155,766
Accumulated Deficit	(149,887)
Total Shareholder's Capital	5,880
TOTAL LIABILITIES AND SHAREHOLDER'S CAPITAL	$ 30,618

The accompanying notes are an integral part of the statement of financial condition.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Hogan Company (the "Company") is a Minnesota corporation and a broker-dealer registered with the Financial Industry Regulatory Authority (FINRA). The Company is a wholly-owned subsidiary of The Hogan Group (the "Parent Company").

The Company was incorporated on April 24, 2002 and commenced operations in January 2003.

The Company is engaged in investment banking and financial advisory services and provides merger and acquisition and financial restructuring services.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, including reporting or disclosure of contingent assets and liabilities, as of the statement of financial condition date and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates.

Fee Revenue

Fee revenue includes retainer fees earned from investment banking and financial advisory services at the time an agreement is signed. Retainer fees are earned when the contract is signed.

Transaction fees from providing merger and acquisition advisory services are earned at the time such transactions are completed.

Income Taxes

The Company, with the consent of the sole shareholder, has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not provide for or pay federal or state corporate taxes on its income. The Company's sole corporate shareholder is liable for the Federal and State income taxes on its share of the Company's taxable income.

The Financial Accounting Standards Board (FASB) has issued FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes*. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement standards for the financial statement recognition and measurement of income tax positions taken or expected to be taken in income tax returns. This includes positions that the entity is not subject to income taxes as a pass-through entity. In addition, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (Continued)

In December 2008, the FASB provided for a deferral of the effective date of FIN 48 for certain nonpublic entities to annual financial statements for fiscal years beginning after December 15, 2008. The Company has elected this deferral and, accordingly, will be required to adopt FIN 48 in its 2009 annual financial statements. Prior to adoption of FIN 48, the Company will continue to evaluate its uncertain tax positions and related income tax contingencies under FASB Statement No. 5, *Accounting for Contingencies*. SFAS No. 5 requires the Company to accrue for losses it believes are probable and can be reasonably estimated. Management is currently assessing the impact of FIN 48 but does not expect the adoption of FIN 48 will have a material effect on its future financial statements.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with its Parent Company. Management fees charged to operations in connection with this expense sharing agreement during 2008 were $7,020.

During 2008, the Company paid consulting fees of $14,600 to a stockholder of the Parent Company.

NOTE 3 - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, which requires the maintenance of minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2008, the Company had net capital of $935, which was deficient of its required net capital of $5,000 by $4,065. This deficiency was eliminated subsequent to December 31, 2008 by capital contributions from the Parent Company. The Company's ratio of aggregate indebtedness to net capital was 26.46 to 1.

NOTE 4 - RULE 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under subsection (k)(2)(i). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

THE HOGAN COMPANY

STATEMENT OF FINANCIAL CONDITION
TOGETHER WITH
INDEPENDENT AUDITORS' REPORT
(AVAILABLE FOR PUBLIC INSPECTION)

DECEMBER 31, 2008